# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vitesse Energy, Inc., CIK 0001944558
CUSIP: 92852X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/07/2025
Filed by CIK 0002059858
Persons authorized to receive notices and communications: Erica H. Radcliffe, First Reserve, 5847 San Felipe, Suite 3100, Houston, Texas (TX), 77057, (713) 227-7890

## Reporting persons
- FR XIII PetroShale Holdings L.P. (CIK 0002059858): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,911,384; sole dispositive power 0; shared dispositive power 2,911,384; aggregate amount beneficially owned 2,911,384 (7.6% of the class)
- FR XIII PetroShale Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,911,384; sole dispositive power 0; shared dispositive power 2,911,384; aggregate amount beneficially owned 2,911,384 (7.6% of the class)
- FR XIII Charlie AIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,911,384; sole dispositive power 0; shared dispositive power 2,911,384; aggregate amount beneficially owned 2,911,384 (7.6% of the class)
- First Reserve GP XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,911,384; sole dispositive power 0; shared dispositive power 2,911,384; aggregate amount beneficially owned 2,911,384 (7.6% of the class)
- First Reserve GP XIII Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,911,384; sole dispositive power 0; shared dispositive power 2,911,384; aggregate amount beneficially owned 2,911,384 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Vitesse Energy, Inc.
Address of issuer's principal executive offices: 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado (CO), 80111
Comment: This Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 ("Common Stock") of Vitesse Energy, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

i. FR XIII PetroShale Holdings L.P., a Delaware limited partnership ("First Reserve XIII"),
ii. FR XIII PetroShale Holdings GP, LLC, a Delaware limited liability company ("First Reserve GP"),
iii. FR XIII Charlie AIV, L.P., a Delaware limited partnership ("Charlie AIV"),
iv. First Reserve GP XIII, L.P., a Cayman Islands limited partnership ("XIII GP"), and
v. First Reserve GP XIII Limited, a Cayman Islands exempted company ("XIII Limited").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A hereto.
Residence or business address:
The principal business office and address of each of the Reporting Persons is c/o First Reserve, 5847 San Felipe Street, Suite 3100, Houston, TX 77057.

The securities are held directly by First Reserve XIII. First Reserve GP is the general partner of First Reserve XIII. Charlie AIV is the sole member of First Reserve GP. XIII GP is the general partner of Charlie AIV. XIII Limited is the general partner of XIII GP.

The principal business of First Reserve XIII is making equity and equity related investments in certain companies. The principal business of First Reserve GP is acting as the general partner of First Reserve XIII and related entities. The principal business of Charlie AIV is acting as sole and managing member of First Reserve GP and related entities. The principal business of XIII GP is acting as the general partner of Charlie AIV and related entities. The principal business of XIII Limited is acting as the general partner of XIII GP and related entities.

Current information concerning the identity and background of each executive officer and director of XIII Limited is set forth on Schedule I attached hereto as Exhibit 99.1, which is incorporated herein by reference in response to this Item 2.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On March 7, 2025, the Issuer completed the transactions contemplated by that certain Arrangement Agreement, dated December 15, 2024 (the "Arrangement Agreement") by and between the Issuer and Lucero Energy Corp., a corporation organized and existing under the laws of the Province of Alberta, Canada ("Lucero"), pursuant to which, on the terms and subject to the conditions set forth therein, Issuer acquired Lucero in an all-stock transaction (the "Closing").

At Closing, First Reserve XIII acquired 2,911,384 shares of Common Stock of the Issuer in exchange for all of its shares of Lucero.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement which is filed as Exhibit B hereto and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Common Stock in connection with the Closing.

Except as described in this Schedule 13D, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of the Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Common Stock or any securities exercisable for or convertible into Common Stock or dispose of any or all of Common Stock or any securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person's members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, First Reserve XIII, in its respective capacity as a shareholder of the Issuer, First Reserve GP in its capacity as general partner of First Reserve XIII, Charlie AIV in its capacity as sole and managing member of First Reserve GP, XIII GP in its capacity as the general partner of Charlie AIV, and XIII Limited, on behalf of XIII GP as its general partner, may engage in communications with one or more other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5. The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

The Reporting Persons, collectively, may be deemed to beneficially own 2,911,384 shares of Common Stock held directly by First Reserve XIII. Based on 38,578,409 shares of Common Stock outstanding as of the date hereof (based on information provided by the Issuer), the Reporting Persons collectively may be deemed to beneficially own 7.6% of the total outstanding Common Stock.

Each of the Reporting Persons may be deemed to beneficially own the Common Stock reported herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than First Reserve XIII) or the persons set forth on Schedule I is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person set forth on Schedule I, has effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

In connection with the execution of the Arrangement Agreement, First Reserve XIII, Issuer and each director and executive officer of Lucero and certain existing shareholders of Lucero, (collectively, the "Lucero Supporting Shareholders") entered into Voting and Support and Lock-Up Agreements, dated December 15, 2024 (the "Lucero Voting Agreements"), pursuant to which, among other things, First Reserve XIII agreed, subject to certain customary exceptions, not to directly or indirectly sell or otherwise transfer or dispose of legal or beneficial ownership in their Vitesse Consideration Shares (as defined in the Lucero Voting Agreement) during the period commencing on the closing date of the Arrangement and ending on the 366th day following the closing date of the Arrangement.

The foregoing description of the Lucero Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement filed as Exhibit C hereto and incorporated herein by reference.

In connection with the Closing, Mr. Gary D. Reaves, a Managing Partner of XIII Limited and Member of the Board of Directors of XIII Limited, was appointed to the Board of Directors of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Signature Page
99.2 Schedule I list of officers and directors of XIII Limited.
A. Joint Filing Agreement by and among the Reporting Persons (filed herewith).
B. Arrangement Agreement, (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on December 19, 2024).
C. Lucero Voting Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on December 19, 2024).

## Signatures
- FR XIII PetroShale Holdings L.P.: /s/ Erica H. Radcliffe, Erica H. Radcliffe, General Counsel & Chief Compliance Officer, First Reserve GP XIII Limited, See Exhibit 99.1 (03/14/2025)
- FR XIII PetroShale Holdings GP, LLC: /s/ Erica H. Radcliffe, Erica H. Radcliffe, General Counsel & Chief Compliance Officer, First Reserve GP XIII Limited, See Exhibit 99.1 (03/14/2025)
- FR XIII Charlie AIV, L.P.: /s/ Erica H. Radcliffe, Erica H. Radcliffe, General Counsel & Chief Compliance Officer, First Reserve GP XIII Limited, See Exhibit 99.1 (03/14/2025)
- First Reserve GP XIII, L.P.: /s/ Erica H. Radcliffe, Erica H. Radcliffe, General Counsel & Chief Compliance Officer, First Reserve GP XIII Limited, See Exhibit 99.1 (03/14/2025)
- First Reserve GP XIII Limited: /s/ Erica H. Radcliffe, Erica H. Radcliffe, General Counsel & Chief Compliance Officer, First Reserve GP XIII Limited, See Exhibit 99.1 (03/14/2025)